Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED

2008 JUL 14 P 1:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 July 2008

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

[redacted]

08003774

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Total Voting Rights
2. Notice of Results
3. Blocklisting Interim Review
4. Q2 and First Half 2008 Trading Update

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Lucie Collins
Group Reporting Accountant
Direct Line 01932 264149
luciecollins@michaelpage.com

PROCESSED
JUL 16 2008
THOMSON REUTERS

7/15

RECEIVED

2008 JUL 14 P 1:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	Michael Page Intl
TIDM	MPI
Headline	Q2 and First Half 2008 Trading Update
Released	07:00 07-Jul-08
Number	3994Y07

Michael Page INTERNATIONAL

RNS Number : 3994Y
Michael Page International PLC
07 July 2008

7 July 2008

Q2 AND FIRST HALF 2008 TRADING UPDATE

Financial Highlights

- Group Q2 gross profit up 26.0% to a record £152.4m
- EMEA gross profit (46% of Group) up 45.0% to £70.3m
- UK gross profit (32% of Group) up 1.2% to £48.5m
- Asia-Pacific gross profit (13% of Group) up 33.2% to £19.6m
- Americas gross profit (9% of Group) up 41.6% to £14.1m

Operating Highlights

- Diversification strategy driving record quarterly revenue and gross profit
- Almost 70% of gross profit now generated outside the UK
- Approximately a third of fee earners working in new businesses launched since Jan 2005
- 3 new countries and 17 new offices opened in H1 2008
- Group headcount increased in H1 by 10% to 5,535 employees

Commenting on the second quarter trading, Steve Ingham, Chief Executive said:

"I am delighted with our performance in the second quarter against a backdrop of weakening conditions in some of our markets. These record results reflect the success of our strategy to diversify the Group, both geographically and by discipline. We have achieved growth in all our countries, including those where conditions would be considered tough and despite the significant reduction in activity in the financial services sector.

"Since the beginning of 2005, we have successfully launched 12 new countries, opened 47 offices and rolled out 103 existing and new disciplines to existing and new countries. As at the end of June 2008, approximately a third of our fee earners work in these newer businesses. This significant increase in the diversity of the business ensures we remain very optimistic about the growth prospects for Michael Page."

Enquiries:

Michael Page International plc	**01932 264144**
Steve Ingham, Chief Executive	
Stephen Puckett, Group Finance Director	
Financial Dynamics	**020 7269 7121**
Richard Mountain / Sophie Kernon	

The company will host a presentation and conference call for analysts and investors at 9.00am today. The live presentation can be viewed by following the link: http://w.on24.com/r.htm?e=113556&s=1&k=193FF9434216B1F587DDCD74962A0626

The dial-in details for the conference call are as follows:

Dial-In: +44 (0)20 7162 0025

Conference ID: 801464

Please quote 'Michael Page Conference Call' to gain access to the call.

The presentation and recording of the call will be available on the company's website later today at http://investors.michaelpage.co.uk/presentations

Trading update

Michael Page International plc, the specialist recruitment consultancy, reports record quarterly Group gross profit for the second quarter of £152.4m, an increase of 26.0% (15.4%*) over the £121.0m recorded in the second quarter of 2007. Gross profit in the first half of 2008 was £292.7m, an increase of 29.2% (19.3%*) over the £226.5m recorded in the first half of 2007. Where strong growth opportunities exist, the Group continued to invest throughout the first half of 2008, opening 3 new countries, 17 new offices and continuing the roll out of disciplines in the existing network. As a result of these investments and to support the growth in established businesses, Group headcount at 30 June 2008 has increased to 5,535 (31 December 2007: 5,052), with 263 of these joining in January. In markets where we are experiencing growth and have the opportunities, we will continue to invest, while in other markets where there is a slowing, our headcount is likely to reduce through natural attrition. Consequently, it is unlikely that our headcount will now reach 6,000 by the end of the year.

* Denotes where overseas results denominated in foreign currencies have been translated at constant rates of exchange for constant currency illustrative purposes.

EMEA Gross Profit (46.1% of Group in Q2 2008)			Growth rates	
	2008	2007	Reported	Constant currency
Q2	£70.3m	£48.5m	+45.0%	+25.1%
Half year	£135.5m	£90.4m	+49.8%	+30.9%
Headcount (30 June)	2,350	1,785	+31.7%	

At constant rates of exchange:

- France (14% of the Group) grew by 27% in Q2 (2008 half year +30%)
- Netherlands (7% of the Group) grew by 2% in Q2 (2008 half year +11%)
- Germany (6% of the Group) grew by 31% in Q2 (2008 half year +39%)

- Spain (4% of the Group) grew by 3% in Q2 (2008 half year +8%)
- Italy (4% of the Group) grew by 46% in Q2 (2008 half year +53%)
- Switzerland (4% of the Group) grew by 34% in Q2 (2008 half year +48%)
- Austria, Belgium, Ireland, Luxembourg, Poland, Portugal, Russia, South Africa, Sweden, Turkey, U.A.E. (5% of the Group) grew by 60% in Q2 (2008 half year +66%)

In our largest region, Europe, Middle East and Africa (EMEA), representing 46.1% of Group gross profit, second quarter gross profit was £70.3m, an increase of 45.0% (25.1%*) over the £48.5m recorded in the second quarter of 2007. First half gross profit was £135.5m, an increase of 49.8% (30.9%*) over the £90.4m recorded in the first half of 2007. Our largest business in EMEA is France, where we continue to benefit from our execution of the opportunities created by the implementation of the "Borloo" law, gross profit in the second quarter grew at 26.8%* and for the first half at 29.6%*. Across the remainder of EMEA gross profit grew in the second quarter at 24.2%* and for the first half at 31.6%*. With the notable exceptions of the mature Dutch recruitment market where we have an established market leading presence and Spain, we continue to achieve strong growth rates despite the more challenging environment. In the first half of 2008, we launched in two new countries, Austria (Vienna) and Turkey (Istanbul) and opened new offices in Stuttgart, Seville, Massy, Breda and Gothenburg. Headcount at 30 June 2008 was 2,350 (31 December 2007: 2,078).

UK Gross Profit (31.8% of Group in Q2 2008)			Growth rates
	2008	2007	
Q2	£48.5m	£47.9m	+1.2%
Half year	£95.6m	£92.0m	+3.9%
Headcount (30 June)	1,863	1,615	+15.4%

- Finance & Accounting (16% of the Group) fell by 8% in Q2 (2008 half year -5%)

- Marketing, Sales and Retail (8% of Group) grew by 10% in Q2 (2008 half year +12%)
- Legal, Technology, HR and Secretarial (6% of the Group) grew by 6% in Q2 (2008 half year +11%)
- Engineering & Manufacturing, Procurement & Supply Chain, Property & Construction (3% of the Group) grew by 37% in Q2 (2008 half year +39%)

In the UK, representing 31.8% of Group gross profit, second quarter gross profit was £48.5m, an increase of 1.2% over the £47.9m recorded in the second quarter of 2007. First half gross profit was £95.6m, an increase of 3.9% over the £92.0m recorded in the first half of 2007. While it is not possible to quantify, our second quarter gross profit did benefit from Easter falling in March this year. This positive effect has been offset by the continuing weakness in the banking and related sectors. Outside of these areas, we continue to experience good job and candidate flow, however, there is increasing cautionary behaviour being shown, both by candidates and clients. Despite this more difficult climate, 8 out of 12 disciplines in the UK have produced record second quarters, confirming the benefits from our strategy of discipline diversification. As an example, our combined Engineering & Manufacturing, Procurement & Supply Chain and Property & Construction businesses now have nearly twice as many fee earners as our London Financial Services business and grew in the second quarter at 37%. In the first half of 2008, we opened offices in Newcastle, Canterbury and Cardiff. Headcount at 30 June 2008 was 1,863 (31 December 2007: 1,799).

Asia Pacific Gross Profit (12.9% of Group in Q2 2008)			Growth rates	
	2008	2007	Reported	Constant currency
Q2	£19.6m	£14.7m	+33.2%	+19.9%
Half year	£36.0m	£27.0m	+33.5%	+20.8%
Headcount (30 June)	702	501	+40.1%	
At constant rates of exchange:				

- Australia (8% of the Group) grew by 24% in Q2 (2008 half year +27%)
- Rest of Asia Pacific (5% of Group) grew by 14% in Q2 (2008 half year +13%)

In Asia Pacific, second quarter gross profit was £19.6m, an increase of 33.2% (19.9%*) over the £14.7m recorded in the second quarter of 2007. First half gross profit was £36.0m, an increase of 33.5% (20.8%*) over the £27.0m recorded in the first half of 2007. In Australia, which represents 8% of Group, second quarter gross profit growth was 24.3%* and for the first half 27.0%*. The Australian economy has remained robust throughout the first half of 2008 and we continue to benefit from our discipline expansion. In Asia, the businesses continued to perform strongly, achieving growth in the second quarter of 14.0%* and for the first half 12.7% *. Headcount at 30 June 2008 was 702 (31 December 2007: 632). During the first half we opened in a new country, New Zealand (Auckland) and established new offices in Beijing and Shenzhen.

Americas Gross Profit (9.2% of Group in Q2 2008)			Growth rates	
	2008	2007	Reported	Constant currency
Q2	£14.1m	£9.9m	+41.6%	+29.5%
Half year	£25.7m	£17.1m	+50.2%	+38.5%
Headcount (30 June)	620	422	+46.9%	

At constant rates of exchange:

- USA & Canada (5% of the Group) grew by 12% in Q2 (2008 half year +25%)
- Brazil, Mexico & Argentina (5% of the Group) grew by 54% in Q2 (2008 half year +57%)

In the Americas, second quarter gross profit was £14.1m, an increase of 41.6% (29.5%*) over the £9.9m recorded in the second quarter of 2007. First half gross profit was £25.7m, an increase of 50.2% (38.5% *) over the £17.1m recorded in the first half of 2007. In North America, despite the weak market conditions, due to our small market presence we

have continued to grow, albeit at a slower rate. In Latin America, where there has been little impact from the credit crunch, we have maintained our high rates of growth. In the first half we opened our second office in Canada, in Montreal and a second office in New Jersey. Headcount at 30 June 2008 was 620 (31 December 2007: 543).

Financial

During the second quarter, the Group spent £10.0m to repurchase and cancel 3.5m shares. At 30 June 2008 there were 324.3m shares in issue. On 9 June 2008 the Group paid the 2007 final dividend of £17.9m. Save for these items and the effect of the trading described above, there have been no significant changes in the financial position of the Group since the publication of the results for the year ended 31 December 2007.

Strategy and Outlook

In successfully implementing our strategy of organically diversifying the Group, both geographically and by discipline, we believe that we have developed a more balanced revenue platform. As a consequence, Michael Page has moved significantly away from its origins in the UK. We now operate in 28 countries across 166 offices, with approaching 70% of Group gross profit now being generated outside of the UK.

Since the beginning of 2005, we have successfully launched 12 new countries, opened 47 offices and rolled out 103 existing and new disciplines to existing and new countries. As at the end of June 2008, approximately a third of our fee earners work in these newer businesses.

Our EMEA business has grown rapidly in recent years to become our largest region. Although many of the markets in this broad region are mature economies, the strong growth rates we have achieved underline our ability to grow market share and reinforce our belief that the structural changes occurring across European labour markets will form a key component of the

future growth of the Group.

Our growth strategy is also focused on emerging and high growth markets. We have now been present in Brazil since 2000, mainland China since 2003, Russia and the UAE since 2006, and plan to open in India in 2009. We believe these markets offer excellent additional opportunities for near-term growth, given their rapid pace of economic development coupled with the underdeveloped nature of the specialist recruitment industry in these countries.

Despite the wider concerns about the current economic outlook, we are confident that the underlying trends that are driving growth in the specialist recruitment sector will continue to benefit Michael Page going forward. Social and demographic change, increasing deregulation of labour markets, as well as increasing job and geographic mobility of candidates, offer exciting opportunities to expand the business. Given our significant investment in creating a global brand with a network of highly talented recruitment specialists, we are certain that Michael Page will be at the forefront of our sector in taking advantage of these developments.

The Group will publish its Interim Financial Report for the six months ended 30 June 2008 on 18 August 2008.

END

RECEIVED

2008 JUL 14 P 1:34

FICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

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Free annual report

Michael Page
INTERNATIONAL

Company	Michael Page Intl
TIDM	MPI
Headline	Total Voting Rights
Released	09:32 30-Jun-08
Number	8287X09

RNS Number : 8287X
Michael Page International PLC
30 June 2008

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 321,509,086 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 321,509,086.

The above figure of 321,509,086 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc, under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Michael Page
INTERNATIONAL

Company	Michael Page Intl
TIDM	MPI
Headline	Notice of Results
Released	10:18 30-Jun-08
Number	8345X10

RNS Number : 8345X
Michael Page International PLC
30 June 2008

Michael Page International plc

Notice of Second Quarter 2008 Interim Management Statement

Michael Page International plc will release its Second Quarter 2008 Interim Management Statement at 7.00am on Monday 7 July 2008.

The company will host a conference call for analysts and investors at 9.00am on 7 July 2008, the details of which are below.

Link:
http://w.on24.com/r.htm?e=113556&s=1&k=193FF9434216B1F587DDCD74962A0626

Dial-In: +44 (0)20 7162 0025
ConferenceID: 801464

Please quote "Michael Page Conference Call" to gain access to the call.

A presentation and recording to accompany the call will be posted on the company's website during the

course of the morning of 7 July 2008 at

http://investors.michaelpage.co.uk/presentations

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Michael Page Intl
TIDM	MPI
Headline	Blocklisting Interim Review
Released	14:45 30-Jun-08
Number	8909X14

Michael Page
INTERNATIONAL

RNS Number : 8909X
Michael Page International PLC
30 June 2008

BLOCKLISTING SIX MONTHLY RETURN

Date: 30th June 2008

1. Name of *Company*:

Michael Page International plc

2. Name of scheme

Michael Page International plc Executive Share Option Scheme

3. Period of return:

From 15th December 2007 to 30th June 2008

4. Balance under scheme from previous return:

7,587,069

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

Nil

6. Number of *securities* issued/allotted under scheme during period:

407,365

7. Balance under scheme not yet issued/allotted at end of period

7,179,704

8. Number and *class* of *securities* originally listed and the date of admission

37,135,159 ordinary shares of 1p each - 19th December 2005.

9. Total number of *securities* in issue at the end of the period

324,301,099 ordinary shares of 1p each

Name of contact Jeremy Tatham

Address of contact Michael Page International plc,
Page House,
1 Dashwood Lang Road,
The Bourne Business Park,
Addlestone,
Weybridge,
Surrey, KT15 2QW

Telephone number of contact (01932) 264144

Signed by Kelvin Stagg

Company secretary, for and on behalf of

Name of *applicant* Michael Page International plc.

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